CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Floating Rate Notes due March 3, 2028	$5,700,000	$224.01

February 2008 Pricing Supplement No. 520 Registration Statement No. 333-131266 Dated February 13, 2008 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Senior Floating Rate Notes due March 3, 2028
3-Month USD LIBOR Range Accrual Notes

For the period from and including the original issue date to but excluding the maturity date, interest on the notes, if any, will be payable quarterly at a variable rate equal to 10.00% per annum for each day that 3-Month USD LIBOR is greater than 0% and less than or equal to relevant reference rate range described below.  We have the right to redeem the notes on any interest payment date, beginning March 3, 2011.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$5,700,000
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	February 13, 2008
Original issue date:	March 3, 2008 (12 business days after the pricing date)
Maturity date:	March 3, 2028
Interest Accrual Date:	March 3, 2008
Principal protection:	100%
Interest:
Original issue date to but excluding the maturity date: (x) 10% per annum times (y) N/ACT; where
“N” = the total number of calendar days in the applicable interest payment period on which the reference rate is within the applicable reference rate range  (“accrual days”); and
“ACT” = the total number of calendar days in the applicable interest payment period.

Interest payment period:	Quarterly
Interest payment dates:
Each March 3, June 3, September 3 and December 3, beginning June 3, 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	Actual/Actual
Redemption percentage at maturity / redemption date:	100%
Redemption:
Beginning March 3, 2011, we have the right to redeem all of these notes on any interest payment date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem the notes, we will give you notice at least 5 business days before the redemption date specified in the notice.

Redemption dates:	March 3, 2011, and on each interest payment date thereafter.
Reference rate:	3-Month USD LIBOR-BBA. Please see “Additional Provisions – Reference rate” below.
Reference rate range:
From the original issue date to but excluding March 3, 2009:  Greater than 0% and less than or equal to 4.95%
From March 3, 2009 to but excluding March 3, 2023: Greater than 0% and less than or equal to 5.90%
From March 3, 2023 to but excluding the maturity date: Greater than 0% and less than or equal to 6.40%

Specified currency:	U.S. dollars
CUSIP:	61745EUX7
Book-entry or certificated note:	Book-entry
Business day:	New York
Interest payment period end dates:	Unadjusted
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York
Commissions and Issue Price:	Price to public(1)	Agent’s commissions(1) (2)	Proceeds to company
Per Note	100%	2%	98%
Total	$5,700,000	$114,000	$5,586,000
(1) The notes will be issued at $1,000 per note and the agent’s commissions will be $20 per note; provided that the price to public and the agent’s commissions for the purchase by any single investor of $500,000 or more principal amount of notes will be $990 per note and $10 per note, respectively.
(2) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 3.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW

Amendment No. 1 to Prospectus Supplement dated July 24, 2007              Prospectus dated January 25, 2006

Senior Floating Rate Notes due 2028
3-Month USD LIBOR Range Accrual Notes

Additional Provisions

Reference rate

“LIBOR Telerate” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates” with an index maturity of 3 months and an index currency of US dollars and as displayed on Reuters Page LIBOR01; provided that for the determination of the reference rate on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a London banking day, in which case the reference rate shall be the reference rate on the immediately preceding London banking day; provided that the reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

New York banking day

New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest that would accrue on the notes based on the total number of calendar days in an interest payment period on which the reference rate is within the applicable reference rate range. The table assumes that the interest payment period contains 90 calendar days and an interest rate of 10% per annum.

The example below is for purposes of illustration only and would provide different results if different assumptions were made. The actual quarterly interest payments will depend on the actual number of calendar days in each interest payment period and the actual reference rate level on each day.  The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.

N	Hypothetical Interest Rate
0	0.00000%
25	2.77777%
50	5.55555%
75	8.33333%
90	10.0000%

Historical Information

The following graph sets forth the reference rate for the period from January 1, 2003 to February 13, 2008.  The historical performance of the reference rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the reference rate will be within the applicable reference rate range on any day of any interest payment period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

February 2008	Page 2

Senior Floating Rate Notes due 2028
3-Month USD LIBOR Range Accrual Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in USD LIBOR Range Accrual Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

Yield Risk

▪
If there are no accrual days in any interest payment period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.  It is also possible that the reference rate will not be within the applicable reference rate range for so many days during any quarterly interest payment period, that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero.  To the extent that the reference rate remains outside the applicable reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days. Because the reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days, if the reference rate on that London banking day is not within the applicable reference rate range, you will not receive any interest in respect of those five days even if the reference rate as actually calculated on any of those days were to be within the applicable reference rate range.

▪
Early redemption risk.  The issuer retains the option to redeem the notes after the stated period of time, with the stated frequency and prior to the defined notice date(s).  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the reference index level during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, investors may have to re-invest proceeds in a lower rate environment.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a umber of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in the level of the reference rate, (ii) volatility of the reference rate, (iii) changes in interest rates, (iv) issuer credit quality, (v) time remaining to maturity.  Primarily, to the extent that the reference rate level remains outside the applicable reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

▪
Secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

February 2008	Page 3

Senior Floating Rate Notes due 2028
3-Month USD LIBOR Range Accrual Notes

Conflicts of Interest

▪
Issuer or its affiliates are market participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors.

Other

▪
The historical performance of the reference rate is not an indication of future performance. Historical performance of the reference rate should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

February 2008	Page 4

Senior Floating Rate Notes due 2028
3-Month USD LIBOR Range Accrual Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on March 3, 2008, which will be the twelfth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  We have determined that the comparable yield is a rate of 4.3900% per annum, compounded quarterly and the projected payment schedule with respect to a note (assuming an issue price of $1,000) would consist of the following payments:

DATE	PROJECTED PAYMENTS	DATE	PROJECTED PAYMENTS
June 3, 2008	$17.23	June 3, 2018	$8.53
September 3, 2008	$17.21	September 3, 2018	$8.42
December 3, 2008	$16.95	December 3, 2018	$8.25
March 3, 2009	$16.62	March 3, 2019	$8.10
June 3, 2009	$17.10	June 3, 2019	$8.20
September 3, 2009	$16.89	September 3, 2019	$8.14
December 3, 2009	$16.46	December 3, 2019	$7.99
March 3, 2010	$15.97	March 3, 2020	$7.92
June 3, 2010	$15.91	June 3, 2020	$7.94
September 3, 2010	$15.42	September 3, 2020	$7.90
December 3, 2010	$14.81	December 3, 2020	$7.76
March 3, 2011	$14.24	March 3, 2021	$7.68
June 3, 2011	$14.19	June 3, 2021	$7.83
September 3, 2011	$13.79	September 3, 2021	$7.80
December 3, 2011	$13.24	December 3, 2021	$7.69
March 3, 2012	$12.75	March 3, 2022	$7.60
June 3, 2012	$12.38	June 3, 2022	$7.77
September 3, 2012	$11.95	September 3, 2022	$7.79
December 3, 2012	$11.47	December 3, 2022	$7.71
March 3, 2013	$11.14	March 3, 2023	$7.63
June 3, 2013	$11.17	June 3, 2023	$9.27
September 3, 2013	$10.94	September 3, 2023	$9.25
December 3, 2013	$10.65	December 3, 2023	$9.16
March 3, 2014	$10.36	March 3, 2024	$9.12
June 3, 2014	$10.48	June 3, 2024	$9.22
September 3, 2014	$10.31	September 3, 2024	$9.22
December 3, 2014	$10.03	December 3, 2024	$9.11
March 3, 2015	$9.78	March 3, 2025	$9.04
June 3, 2015	$9.82	June 3, 2025	$9.23
September 3, 2015	$9.69	September 3, 2025	$9.22
December 3, 2015	$9.44	December 3, 2025	$9.11
March 3, 2016	$9.29	March 3, 2026	$9.01

February 2008	Page 5

Senior Floating Rate Notes due 2028
3-Month USD LIBOR Range Accrual Notes

June 3, 2016	$9.26	June 3, 2026	$9.19
September 3, 2016	$9.16	September 3, 2026	$9.19
December 3, 2016	$8.97	December 3, 2026	$9.09
March 3, 2017	$8.78	March 3, 2027	$8.98
June 3, 2017	$8.94	June 3, 2027	$9.17
September 3, 2017	$8.80	September 3, 2027	$9.19
December 3, 2017	$8.61	December 3, 2027	$9.09
March 3, 2018	$8.43	March 3, 2028	$1,009.06

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount (“OID”) and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “Description of Notes — United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

February 2008	Page 6

Senior Floating Rate Notes due 2028
3-Month USD LIBOR Range Accrual Notes

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

February 2008	Page 7